# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canaan Inc., CIK 0001780652
CUSIP: 134748102
Title of class of securities: Class A Ordinary Shares underlying American Depository Shares (each representing 15 Class A Ordinary Shares)
Address of issuer's principal executive offices: 28 AYER RAJAH CRESCENT, #06-08, SINGAPORE, Singapore (U0), 139959
Date of event which requires filing of this statement: 6/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001357550-26-000002
Filed by CIK 0001357550

## Reporting persons
- Weiss Asset Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 583,504,230; sole dispositive power 0; shared dispositive power 583,504,230; aggregate amount beneficially owned 583,504,230 (5.2% of the class)
- WAM GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 583,504,230; sole dispositive power 0; shared dispositive power 583,504,230; aggregate amount beneficially owned 583,504,230 (5.2% of the class)
- WEISS ANDREW M: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 583,504,230; sole dispositive power 0; shared dispositive power 583,504,230; aggregate amount beneficially owned 583,504,230 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Canaan Inc.
Address of issuer's principal executive offices: 28 AYER RAJAH CRESCENT, #06-08, SINGAPORE, SINGAPORE, 139959.

## Item 2. Person Filing
Name of person filing:
(i) Weiss Asset Management LP ("Weiss Asset Management").
(ii) WAM GP LLC ("WAM GP").
(iii) Andrew M. Weiss, Ph.D. ("Andrew Weiss").
Address of principal business office or, if none, residence: Weiss Asset Management, WAM GP, and Andrew Weiss have a business address of 222 Berkeley St., 16th Floor, Boston, Massachusetts 02116.
Citizenship:
(i) Weiss Asset Management is a Delaware limited partnership.
(ii) WAM GP is a Delaware limited liability company.
(iii) Andrew Weiss is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
38,900,282 American Depository Shares, representing 583,504,230 Class A ordinary shares, par value US$0.00000005 per share.

Weiss Asset Management is the sole investment manager to a private investment partnership and a private investment fund (together, "Funds"). WAM GP is the sole general partner of Weiss Asset Management. Andrew Weiss is the managing member of WAM GP. Shares reported for WAM GP, Andrew Weiss and Weiss Asset Management include shares beneficially owned by the Funds.

Each of WAM GP, Weiss Asset Management, and Andrew Weiss disclaims beneficial ownership of the shares reported herein as beneficially owned by each except to the extent of their respective pecuniary interest therein. The percent of class computations are based on 11,237,922,873 Class A ordinary shares, par value US$0.00000005 per share, as of May 22, 2026, as reported in the Form POS AM of the Issuer, which was filed with the SEC on May 22, 2026.

The Class A ordinary shares have no CUSIP number. The CUSIP number for the American Depository Shares, each representing 15 Class A ordinary shares, is 134748102.
Percent of class: 5.2%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 583,504,230
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 583,504,230

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Weiss Asset Management LP: Georgiy Nikitin, Chief Compliance Officer (08/11/2026)
- WAM GP LLC: Georgiy Nikitin, Chief Compliance Officer (08/11/2026)
- WEISS ANDREW M: Georgiy Nikitin, Attorney-in-Fact for Andrew M. Weiss** (08/11/2026)
Comment: ** Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Form 13G/A filed by Weiss Asset Management LP on January 25, 2017 in respect of its holding in Quinpario Acquisition Corp. 2.